AH
4/2/2002

02022188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 11 2002
WASH, D.C.
354

IC 3126

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0511 |
| Expires: | December 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36943 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

| Stuart | FL | 34994 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard J. Hoag — (561) 287-4000
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
*(Name – if individual, state last, first, middle name)*

| 777 South Flagler Drive, Suite 1700 | West Palm Beach | Florida | 33401 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AH
4/2/2002

# OATH OR AFFIRMATION

I, Leonard J. Hoag, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNB Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LIS PATTERSON
MY COMMISSION # CC 729423
EXPIRES: March 30, 2002
Bonded Thru Notary Public Underwriters

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Computation of Net Capital.
- ☐ (g) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (h) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of con-solidation.
- ☑ (i) An Oath or Affirmation.
- ☐ (j) A copy of the SIPC Supplemental Report.
- ☐ (k) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (l) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ANDERSEN



**Report of Independent Certified Public Accountants**

To the Board of Directors of
FNB Brokerage Services, Inc.:

In planning and performing our audit of the financial statements of FNB Brokerage Services, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by rule 17a-13 and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

West Palm Beach, Florida,
January 30, 2002.

ANDERSEN

**FNB BROKERAGE SERVICES, INC.**

ANNUAL STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

SEC FILE NO. 8-36943

ANNUAL STATEMENT OF FINANCIAL CONDITION

DATE -- December 31, 2001

FNB Brokerage Services, Inc.
(Name of Respondent)

815 Colorado Avenue, Stuart, Florida 34994
(Address of principal executive office)

Leonard J. Hoag, President
FNB Brokerage Services, Inc.
815 Colorado Avenue
Stuart, Florida 34994

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

ANDERSEN

**Report of Independent Certified Public Accountants**

To the Board of Directors of
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of FNB Brokerage Services, Inc. (a Florida corporation and wholly-owned subsidiary of First National Bank and Trust Company of the Treasure Coast) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

West Palm Beach, Florida,
January 30, 2002.

**FNB BROKERAGE SERVICES, INC.**

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| CASH | $ 123,886 |
| COMMISSIONS RECEIVABLE | 80,420 |
| INVESTMENT IN MUTUAL FUNDS, at market value | 1,657,823 |
| INVESTMENTS - OTHER | 85,100 |
| FURNITURE AND EQUIPMENT, net of accumulated depreciation $207,343 | 29,099 |
| DEPOSITS | 50,000 |
| OTHER ASSETS | 14,752 |
| Total assets | $ 2,041,080 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 46,147 |
| Due to Parent Company (Note B) | 3,625 |
| Total liabilities | 49,772 |
| CONTINGENCIES (Note C) | |
| SHAREHOLDER'S EQUITY: | |
| Common stock, par value $1 per share - authorized 10,000 shares, issued and outstanding 6,000 shares | 6,000 |
| Additional paid-in capital | 61,831 |
| Retained earnings | 1,923,477 |
| Total shareholder's equity | 1,991,308 |
| Total liabilities and shareholder's equity | $ 2,041,080 |

See accompanying notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

FNB Brokerage Services, Inc. (the "Company") is a wholly-owned subsidiary of First National Bank and Trust Company of the Treasure Coast (the "Parent Company") and was organized on October 31, 1986. The Company began operations on February 27, 1987.

### Operations

The Company provides brokerage and investment services primarily for customers of the Parent Company. Investment products include stocks, mutual funds, bonds, annuities and options. Securities transactions, commission income and related expenses are recorded on a trade date basis. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Value of Financial Instruments

Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash, commissions receivable, deposits, accounts payable and accrued expenses are reflected in the financial statements at cost, which approximates fair value.

### Investments

In accordance with SFAS No. 115, investments in mutual funds are classified as "trading" and are reflected at market value with the resulting unrealized gains or losses reflected in investment income. Investments in mutual funds consist of the following as of December 31, 2001:

| | |
|---|---|
| Goldman Sachs Financial Square Money Market Preferred | $ 1,097,596 |
| Fidelity Treasury Fund Daily Money Class | 279,355 |
| Dreyfus Short-Intermediate Government Fund | 93,029 |
| Fidelity Intermediate Government Income Fund | 92,253 |
| Fidelity Government Income Securities Fund | 95,590 |
| | $ 1,657,823 |

At December 31, 2001, the Company held an investment in The Nasdaq Stock Market, Inc., which had an estimated fair value of $85,100.

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives which range from five to ten years.

Income Taxes

The Company's operations are included in the consolidated income tax return of the Parent Company, and the Company provides for income taxes in accordance with a tax allocation agreement with the Parent Company. Taxes are calculated and allocated to the Company as if it were a separate taxpayer, as required by SFAS No. 109 "Accounting for Income Taxes." The Company makes payments to or receives refunds from the Parent Company for the amount of the income tax provision or benefit recorded. Accordingly, during 2001, the Company paid $204,583 to the Parent Company related to 2000 income taxes.

Comprehensive Income

Comprehensive income is defined as the change in a business enterprise's equity during a period arising from transactions, events or circumstances relating to non-owner sources, such as foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. Comprehensive income is equal to net income for the period presented.

Recent Accounting Standards

In 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management believes these new accounting standards have no applicability to the Company and therefore, their issuance has no impact on the Company's current or future financial condition.

## B. RELATED PARTY TRANSACTIONS

In addition to the tax allocation agreement discussed above, the Company has a contract with the Parent Company for office space and equipment, utilities, marketing, insurance, employee benefits, payroll and accounting services. The charges for these items are paid monthly and comprise the majority of general and administrative expenses for the year. The amount due to Parent Company of $3,625 at December 31, 2001 relates to the current year's income tax provision.

## C. CONTINGENCIES

During the course of business, the Company is at times subject to legal actions, threatened or filed. Currently, management is not aware of any pending or threatened litigation against the Company.

## D. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2001, the Company had regulatory net capital of $1,759,959 and excess of $1,509,959 over the required minimum net capital of $250,000. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was 3%.

Proprietary accounts held at the clearing broker are considered allowable assets in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.